

Mail Stop 3561

March 9, 2017

Ray Lancy
Chief Financial Officer
Bridgford Foods Corporation
1308 North Patt Street
Anaheim, CA 92801

      Re: Bridgford Foods Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed February 13, 2017
           File No. 000-02396

Dear Mr. Lancy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please include a preliminary proxy card with your revised proxy statement. Refer to Exchange Act Rule 14a-6.

Proposal 1. Approval of Amended and Restated Bylaws, page 8

2. Please describe in greater detail the proposed changes to the existing bylaws. Please describe the specific changes you propose for each bulleted item on page 8, including how shareholder rights might be affected by the proposed change.

In addition, please consider Rule 14a-4(a)(3) and whether you need to present any of the proposed changes as separate proposals in your proxy statement and on your proxy card. For example, please consider whether shareholder approval would be required for each matter if presented on a standalone basis or whether each matter substantively affects shareholder rights. For guidance, please refer to the Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3) (Questions and Answers of General Applicability), which are available on our website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3584 with any questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Marc Alcser, Esq.
        Stradling, Yocca, Carlson & Rauth